[THOMSON REUTERS LETTERHEAD]

July 31, 2009

VIA EDGAR/CORRESPONDENCE

Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thomson Reuters Corporation
Form 40-F for the fiscal year ended December 31, 2008
Thomson Reuters PLC
Form 20-F for the fiscal year ended December 31, 2008
File No. 01-31349 and File No. 333-08354

Dear Ms. Shenk:

We have received your comment letter dated July 15, 2009 related to the above-mentioned filings of Thomson Reuters Corporation and Thomson Reuters PLC.  With respect to each of the items in that letter, we are providing the following responses.  To assist your review, we have included the text of the comments below in italics.

Form 40-F and Form 20-F for the fiscal year ended December 31, 2008

Management’s Discussion and Analysis
Results of Operations, page 23

1.
Please revise to separately discuss and analyze cost of sales (COS) and selling, marketing, general and administrative expenses (S, M, G&A).  In this regard, we believe it would be useful to investors understanding of your results of operations to better understand the nature and amounts of major components of expenses within these categories, such as labor, technology costs, information and licensing costs, or other sub-categories, as appropriate.

Company response: In future filings, beginning with our second-quarter 2009 report, we will explicitly discuss and analyze our operating expenses in our Management’s Discussion and Analysis.

2.
Please ensure that you quantify material factors to which variances are attributed.  For example, on page 27 you state that revenues from existing businesses increased in 2008 as a result of higher transaction revenues and higher revenues from Thomson ONE products but you do not quantify these factors.  In addition, please ensure that you analyze the underlying reason for the factors.  For example, if known, explain why transaction revenues were higher.

Company response: In our Management’s Discussion and Analysis, we traditionally quantify the revenue variances arising from (a) existing businesses, (b) acquisitions and (c) the impact of foreign exchange, and we explain underlying reasons for these variances when material.  A specific quantification was not included in our Canadian GAAP discussion for the Markets division in our joint Form 40-F/20-F because of the overwhelming impact of the Reuters Group PLC acquisition on this segment.  However, on page 26 of our Management’s Discussion and Analysis, we did quantify these variances for this segment’s pro forma revenues, which presented the results for the Markets division as though Reuters Group PLC (“Reuters”) had been acquired as of January 1, 2007.  We believed that, due to the significance of the Reuters acquisition on our Markets division, it was more meaningful to focus our analysis on the segment’s pro forma revenues.  In future filings, we will ensure that material factors to which variances are attributed are quantified in our GAAP discussion.

3.
We note from your footnotes that you undertake a significant number of hedging transactions for currencies and interest rates, among other items.  However, it is not clear what aggregate effect these transactions have on your results of operations from period to period.  To the extent available, please tell us what aggregate impact hedging and derivative transactions have had on your results of operations for each of the years in the three year period ending December 31, 2008.

Company Response: As detailed in Note 16 of our financial statements, over the prior three years, we have primarily entered into fixed-to-fixed and fixed-to-floating cross-currency interest rate swaps to hedge the foreign currency and interest rate exposures on our foreign currency-denominated debt.  The following table indicates the impact these instruments had on our pre-tax earnings for each of the years in the three year period ending December 31, 2008:

Increase/(decrease) to pre-tax earnings due to:	Year ended December 31,
	2008	2007	2006
	(in US$ millions)
Foreign exchange gains/losses	(565)	292	2
Interest expense	22	23	15
Subtotal: Effective portions of derivative instruments	(543)	315	17
Ineffective portions of derivative instruments	(3)	-	-
Total	(546)	315	17

In the table above, the effective portions mitigated equal and opposite impacts from exposures on our foreign currency-denominated debt.  The impacts from the ineffective portions of our derivative instruments were minor.

Note 3: Acquisition of Reuters Group PLC, page 73

4.
We note that approximately $6.7 billion of the purchase price of Reuters Group PLC was allocated to identifiable intangible assets such as trade names and customer relationships.  Based upon the discussion provided on page 10 it appears that intangible assets other than those identified exist in the business.  Please tell us what consideration was given to allocating the purchase price to these intangibles.

Company Response: In valuing the acquired assets of Reuters, we considered all assets identified in Appendix A of both the Canadian Institute of Chartered Accountants Handbook Section 1581, Business Combinations, and Statement of Financial Accounting Standard No. 141, Business Combinations, which include those listed on page 10 of our joint Form 40-F/20-F.  All identifiable intangible assets that were material were valued.  Aside from the trade names and customer relationships, other intangible assets including databases and images were valued at $15 million in aggregate.  The intangible assets discussed on page 10 of our joint Form 40-F/20-F represent the significant intangible assets for Thomson Reuters as a whole and not only those acquired with Reuters.

Note 15: Segment Information, page 103

5.
We note that the operations of former Reuters Group PLC have been combined into the Markets reportable segment although these operations were previously presented as four reportable segments prior to the acquisition.  Please tell us what consideration was given to continuing to report these as separate reportable segments.

Company Response:  Prior to our acquisition of Reuters, our chief operating decision maker regularly reviewed and assessed performance, and made decisions about resource allocation, based upon our financial business unit being one operating segment and one reportable segment.  In conjunction with the acquisition of Reuters, we re-evaluated our operating and reportable segments in accordance with Canadian Institute of Chartered Accountants Handbook Section 1701, Segment Disclosures (“CICA 1701”).  Our chief operating decision maker continues to regularly review and assess performance, and make decisions about resource allocation, based upon our financial business unit being one operating and reportable segment.  Therefore, in accordance with paragraph 10.b. of CICA 1701, we presented our Markets division as a single reportable segment.

*   *   *

As requested by the Commission, Thomson Reuters acknowledges that:

•	Thomson Reuters is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
•	Thomson Reuters may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert D. Daleo
Robert D. Daleo
Executive Vice President and Chief Financial Officer

cc:	Vance K. Opperman, Chairman of the Audit Committee
Thomas H. Glocer, Chief Executive Officer
Deirdre Stanley, Executive Vice President and General Counsel
Linda J. Walker, Senior Vice President, Controller and Chief Accounting Officer